Leerink Partners LLC
Notes to Financial Statement
December 31, 2015

1. Organization and Nature of Business

Leerink Partners LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions, sales and trading services and research. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a majority-owned subsidiary of Leerink Holdings LLC ("Holdings"), which owns 99 percent of the Company. Leerink Special Holdings LLC ("Special Holdings") owns 1 percent of the Company.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing broker ("Pershing LLC"), which is also a registered broker-dealer.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could significantly differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as liquid investments, such as money market instruments or short term treasury securities with original maturities of 90 days or less. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on such accounts.

Receivable from and Deposit with Clearing Broker

Receivable from and deposit with clearing broker is comprised of amounts receivable or payable for unsettled transactions presented net and a minimum deposit. As part of the Company's clearing agreement with Pershing LLC, a minimum deposit of $250,000 is to be maintained at all times. The minimum deposit balance held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

Securities

The Company measures its securities at fair value in accordance with *Fair Value Measurement* ("ASC 820"). Marketable securities are carried at fair value based upon quoted market prices. At December 31, 2015, all marketable securities owned were equity securities.

Non-marketable securities are recorded at fair value and consist of investments in hedge funds and equity positions in private companies, some of which are in the early stages of development. The fair value of the investments in hedge funds is equal to the Company's pro rata interest in the net assets of each hedge fund, which is supplied by the hedge fund manager to the Company at least on a quarterly basis. The fair value of a hedge fund investment is reviewed by the Company in accordance with its internal investment policy based upon its knowledge of the hedge fund's investment strategy and current market conditions. Subject to withdrawal restrictions, the Company may liquidate its position in the hedge funds at the fair value indicated on the most recent quarterly statement provided by the hedge fund manager with a minimum of 30-day notice.

The fair value of the equity investments in the private companies is determined by management after considering the available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded funds or companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes are typically collateralized by ownership units of Holdings, where such employees are also members of Holdings, and may be forgiven at some future date, typically ranging from two to five years. Certain loans provide for interest at a fair market rate. The forgivable notes are amortized over time, and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes receivable from employees and advances to employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note or advance had been fully forgiven.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment.

Certain internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or three years beginning when the software project is complete and the application is put into production.

Furniture and equipment are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the Company is less than its book value.

The Company completed its annual evaluation of goodwill as of December 31, 2015 and determined that no impairment charge was required. Subsequent to December 31, 2015, no events have occurred, or circumstances have changed that would indicate an impairment could exist.

Goodwill is related to the 2001 acquisition of MEDACorp, a division of the Company.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby, create a liability to purchase the security in the market at prevailing prices. Such securities are recorded as liabilities in the Statement of Financial Condition at fair value.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. The fair value as of the grant date, or cost of the award, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to Holdings in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection

with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

Income Taxes

The Company is a limited liability company which is taxed as a partnership. The taxable income or loss of the Company is included in the federal and state income tax returns of the Company's individual members. As a partnership, a portion of the Company's earnings is subject to unincorporated business taxes related to conducting business in certain state and local jurisdictions. No income tax provision is required on the remaining earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its members.

The Company applies the provisions of ASC 740, *Income Taxes*, which clarifies the accounting and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2015, there was no impact to the statement of financial condition related to accounting for uncertainty in income taxes.

New Accounting Standards Not Yet Adopted

Fair Value Measurement
In May 2015, the FASB issued ASU No. 2015-07, *Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)*, which simplifies the disclosures of ASC 820. Specifically, it removes the requirement to categorize, within the fair value hierarchy, all investments measured using the net asset value per share ("NAV") practical expedient. Although classification within the fair value hierarchy is no longer required, an entity must disclose the amount of investments measured using the NAV practical expedient in order to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the balance sheet. The new guidance is effective for the Company's fiscal year ending December 31, 2016. Early adoption is permitted. The Company is currently evaluating the potential impact of this new guidance on its related disclosures.

Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, *Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities.* The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective for the Company's fiscal year ending December 31, 2018. The Company is currently evaluating the potential impact of the new guidance on its statement of financial condition and related disclosures.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Off-balance sheet risk
Some of the Company's financial instruments contain off-balance sheet risk. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. The changes in the fair value of the securities sold, not yet purchased may be in excess of the amounts recognized in the Statement of Financial Condition.

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole. Fluctuations also occur due to the change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Liquidity risk

The Company's non-marketable securities include investments in hedge funds and companies that are privately held. As a result, there is no readily available market for the Company's interests in such funds and companies, and those interests may be subject to legal restrictions on transfer. Therefore, there is no assurance that the Company is able to realize liquidity for such investments in a timely manner, if at all.

4. Note Receivable from Employee

In 2015, the Company entered into a promissory note with an employee. The principal amount of the note was $1,412,600, with an interest rate of 1.77%, due in four consecutive annual equal installments commencing on March 31, 2017. All outstanding principal and interest will be due on March 31, 2020. As of December 31, 2015, the outstanding note receivable, including accrued interest, was $1,414,684 which is included in Notes receivable from employees in the Statement of Financial Condition.

5. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical instruments in markets that are not active, quoted prices of similar instruments, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at December 31, 2015:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities owned:				
Mutual Funds and Common Stock	$12,515,300	-	-	$12,515,300
Options and warrants	310	-	-	310
Total Marketable securities owned	$12,515,610	-	-	$12,515,610
Non-marketable securities owned:				
Preferred Stock	-	-	$1,978,379	$ 1,978,379
Hedge Funds	-	-	51,696	51,696
Total Non-marketable securities owned	-	-	$2,030,075	$ 2,030,075
Total	$12,515,610	-	$2,030,075	$14,545,685
Liabilities				
Securities sold, not yet purchased				
Common Stock	$ 445,200	-	-	$ 445,200
Total	$ 445,200	-	-	$ 445,200

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2015 as well as their valuation methodologies:

Mutual funds and common stock
Mutual funds and common stock of publicly-traded corporations are valued based upon the reported net asset value or quoted market prices and are classified as Level 1 within the fair value hierarchy.

Warrants
The Company owns warrants to purchase common or preferred stock of private companies. These are valued based upon the use of an option pricing model and are classified as Level 3 within the fair value hierarchy. The significant inputs to the option pricing model are the volatilities of comparable companies.

Preferred stock
Investments in private companies are measured at fair value using valuation techniques involving recent transaction prices, including prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy.

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Leerink Partners LLC
Notes to Financial Statement
December 31, 2015

Hedge Funds
Investments in hedge funds are measured at fair value based on the Company's pro rata interest in the net assets of each fund, the fair value of which is supplied by the fund's manager to the Company at least on a quarterly basis. As the interests in hedge funds are not valued based upon quoted market prices, they are classified as Level 3 within the valuation hierarchy. The Company follows the NAV practical expedient provision which permits the measurement of fair value based on the net asset value of the underlying fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

Transfers in and/or out of Levels
There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2015. The Company's policy is to transfer assets between Levels using the carrying value at the beginning of the year.

Level 3 fair value measurements
The following table shows a reconciliation of the beginning and ending fair value measurements of securities that are valued on a recurring basis and classified as Level 3 for the year ended December 31, 2015:

	Preferred Stock and Hedge Funds
Beginning balance	$ 751,498
Unrealized losses related to assets held at year-end	(1,410)
Securities received in lieu of cash for corporate finance fees	1,279,987
Ending balance	$2,030,075

Sensitivity of fair values to changes in significant unobservable inputs
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred stock or the fair value of the hedge funds would result in a significant higher (lower) fair value measurement.

Fair value of other financial instruments
The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

Leerink Partners LLC
Notes to Financial Statement
December 31, 2015

6. Furniture and Equipment

As of December 31, 2015, furniture and equipment, net, consists of the following:

	Estimated Useful Life	Amount
Furniture	Three to Seven Years	$1,470,338
Machinery, equipment and software	Three to Five Years	4,888,229
		6,358,567
Less: accumulated depreciation		(2,985,850)
		$3,372,717

During the year ended December 31, 2015, the Company determined that certain capital assets with a historical cost of $470,226 and a net book value of $15,566 were no longer in use or were obsolete.

7. Employee Share-Based Compensation and Benefit Plans

Share-Based Compensation Plans

The Company's employees participate in share-based compensation plans sponsored by Holdings and Leerink Swann Massachusetts Business Trust (the holder of the majority of the voting units of Holdings) under which they are eligible to receive restricted shares of Holdings' Class C units. The fair value of the Class C units is derived using a combination of widely accepted valuation approaches, including the market approach and discounted cash flow methods, as determined by a nationally recognized independent valuation firm. The fair value of the Class C units is approved by the Board of Managers of Holdings. The Company recognizes an expense for awards granted under these plans on a straight-line basis over the vesting period of up to five years. Compensation awards are granted in accordance with the Company's Restricted Unit Plan whereby Class C units of Holdings are granted to the Company's employees and members based upon the fair value at the date of grant. During 2015, employees of the Company were granted 545,915 Class C units of Holdings with a weighted average grant date fair value of $11.55.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may make a contribution out of available profits. As of December 31, 2015, the liability accrued for the profit sharing plan was $2,284,664.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan which vests up to five years. The Plan was unfunded by the Company as of December 31, 2015.

8. Commitments and Contingencies

Leases
Holdings leases office facilities and the Company leases equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

Future minimum aggregate annual equipment rental commitments under these non-cancelable lease agreements, expiring through 2019, are as follows:

Year Ending December 31,

2016	$251,290
2017	251,290
2018	215,704
2019	69,232
	$787,516

Revolving Note and Cash Subordination Agreement
In 2014, the Company entered into a revolving note and cash subordination agreement with Pershing LLC. The aggregate principal amount outstanding at any one time cannot exceed $5,000,000. The agreement expired on January 31, 2015. The Company entered into a similar revolving note and cash subordination agreement in September 2015. The aggregate principal amount outstanding at any one time cannot exceed $5,000,000. The agreement has a credit period of one year, expiring in September 2016 and a scheduled maturity date of September 2017 on any outstanding advances. Interest payments are based on the higher of the Prime Rate or the Fed Funds Effective Rate, plus 3% for the first ten days that an advance is outstanding or plus 6% for each day that an advance is outstanding after ten days. The Company also pays an annual facility fee of 1.25% of $5,000,000 to Pershing LLC. As of December 31, 2015, there have been no borrowings on the revolving note and cash subordination agreement.

Other Contingencies

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. The Company is also involved in a number of ongoing examinations and regulatory reviews. Although the liability associated with these matters, if any, cannot be quantified at this time, it is management's belief, after consultation with counsel, that the amount of such liability is unlikely to have a material impact on the Company's financial position or results of operations.

9. Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2015, the Company had net capital of $118,754,544 which was $116,350,642 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 0.30 to 1 at December 31, 2015.

10. Related Parties

Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of Holdings and Leerink Capital Partners LLC ("Capital Partners"), a wholly-owned subsidiary of Holdings.

Amounts receivable from related parties as of December 31, 2015 are set forth below:

Holdings	$150,346
Capital Partners	31,920
Total	$182,266

During the year ended December 31, 2015, the Company made equity distributions of $51,052,469 to Holdings and Special Holdings.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the Company's financial statements were issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements other than those listed below.

For the period from January 1, 2016 through February 25, 2016, the Company distributed $2,000,000 to Holdings and Special Holdings.